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(212) 318-6065 michaelchernick@paulhastings.com

April 6, 2007	30375.00011

VIA EDGAR AND BY COURIER

Ms. Peggy Kim
Mr. Scott Anderegg
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
MxEnergy Holdings Inc. and co-registrants
Registration Statement on Form S-4 (File No. 333-138425-01 to-12)

Ladies and Gentlemen:

        On behalf of MxEnergy Holdings Inc., a Delaware corporation (the "Issuer"), and the Subsidiary Guarantors listed on Schedule I hereto (each, a "Subsidiary Guarantor" and collectively, the "Subsidiary Guarantors"), we are submitting three copies of the Issuer's response to the Staff's comments conveyed in its comment letter, dated February 2, 2007 (the "Comment Letter").

        This letter is submitted along with three copies of Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (File No. 333-138425) relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of $190,000,000 aggregate principal amount of the Issuer's Floating Rate Senior Notes due 2011 (the "New Notes") and guarantees thereof by the Subsidiary Guarantors (the "New Guarantees") issuable in exchange for (the "Exchange Offer") the Issuer's existing Floating Rate Senior Notes due 2011 (the "Original Notes") and the related guarantees thereof by the Subsidiary Guarantors (the "Original Guarantees"), which were offered and sold in a transaction exempt from registration under the Securities Act. All three copies of Amendment No. 2 to the Registration Statement ("Amendment No. 2") have been marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on January 17, 2007. Amendment No. 2 was transmitted for filing with the Commission via EDGAR on the date hereof.

        The Issuer's responses set forth the Staff's comments together with the Issuer's responses. Unless otherwise specified, all page number references in the attached responses are to the internal page numbers of Amendment No. 2.

Ms. Peggy Kim
Mr. Scott Anderegg
April 6, 2007

        If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6065 or Thomas Kruger of this firm at (212) 318-6900.

Sincerely,

/s/ Michael K. Chernick

Michael K. Chernick
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:
Jeffrey A. Mayer,
    President and Chief Executive Officer, MxEnergy Holdings Inc.

Chaitu Parikh,
    Vice President, Chief Financial Officer and Assistant Treasurer, MxEnergy Holdings Inc.

Thomas Kruger, Esq.

Enclosures

2

SCHEDULE I

Subsidiary Guarantors

Name	Jurisdiction of Incorporation
MxEnergy Capital Holdings Corp.	Delaware
MxEnergy Capital Corp.	Delaware
MxEnergy Gas Capital Holdings Corp.	Delaware
MxEnergy Electric Capital Holdings Corp.	Delaware
MxEnergy Gas Capital Corp.	Delaware
MxEnergy Electric Capital Corp.	Delaware
MxEnergy Inc.	Delaware
MxEnergy Electric Inc.	Delaware
Total Gas & Electricity (PA), Inc.	Florida
Online Choice Inc.	Delaware
MxEnergy Services Inc.	Delaware
Infometer.com Inc.	Delaware

MXENERGY HOLDINGS INC.
REGISTRATION STATEMENT ON FORM S-4

MEMORANDUM OF MXENERGY HOLDINGS INC.'S (THE "ISSUER") RESPONSES TO COMMENTS
OF THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION (THE "STAFF")
CONVEYED IN A LETTER DATED FEBRUARY 7, 2007

        The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

Use of Proceeds, page 35

1.
We have reviewed your responses to comments 17 and 20 in our letter dated December 1, 2006 and the revisions to your disclosure. Your disclosure does not appear consistent with the information provided in the "Deferred Financing Costs Analysis" included in your response. For example, your analysis indicates that total deferred financing costs of $14.9 million includes the $4.75 million discount associated with the original note issuance, whereas your disclosure suggests that $14.9 million in offering expenses are in addition to the discount. Additionally, the information provided in your analysis indicates that only $4.8 million in offering costs were associated with the original notes issuance while $600,000 in offering costs were associated with the bridge loan. However, on page 35, you disclose that there were $14.9 million in offering costs related to the offering of the original notes. It appears that a significant portion of these costs may relate to other financings. If our understanding is incorrect, please clarify our understanding in detail. Finally, you disclose that net proceeds from the sale of the original notes were used to repay the bridge loan. However, it does not appear the net proceeds of $l85.3 million from the sale of the original notes were sufficient to repay the $190.0 million bridge loan. We assume that other funds were also used to repay this loan. Please revise your disclosure to clarify these inconsistencies. It may be helpful to provide a table showing gross proceeds less use of proceeds for the issuance of the notes and bridge loan, respectively, since it appears you discuss these financings as one.

        The Issuer has complied with the Staff's comment by revising the disclosure under "Use of Proceeds" on page 35 of the prospects, as well as related disclosure on pages 39-41, 43 and 45 of the prospectus, to properly reflect all dollar amounts and accurately describe the various expenses incurred relating to the offering of the original notes. The Issuer has also revised the disclosure on page 35 of the prospectus to clarify the sources of funds utilized to repay the bridge loan.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended June 30, 2006, page 38

2.
It appears amortization associated with hedge facility fees is included in "Amortization of deferred financing fees..." in note (e) on page 38. If so, explain to us why such costs represent financing costs, which would be amortized to interest expense. Further, please explain in detail how entrance into the hedge facility was directly attributable to the SESCo acquisition. Refer to Rule 1102(b)(6) of Regulation S-X. In any event, it may be helpful to disclose the major components of the pro forma adjustment for amortization.

        The Issuer agrees with the Staff that the hedge facility fees included in "Amortization of deferred financing fees" do not represent deferred financing fees and the Issuer has revised the disclosures on pages 39-41, 43 and 45 of the prospectus to more accurately describe the various pro forma expenses, including the hedge facility fees.

        The Issuer does believe that the hedge facility fees (i) are directly attributable to the transaction, (ii) are expected to have a continuing impact on the Issuer, and (iii) are factually supportable and therefore, are appropriately included when calculating pro forma interest expense per Regulation S-X,

Rule 11-02(b)(6). The Issuer entered into the hedge facility on August 1, 2006 in connection with the acquisition of SESCo. The hedge facility provides the Issuer with the appropriate amount of hedge capacity considering the substantial increase in size of the Issuer as a result of the acquisition of substantially all of the assets of SESCo. The hedge facility fees represent an annual fee owed to our hedge facility provider for providing such a service. Had the Issuer not entered into a hedge facility with one provider, the Issuer would have been entering into hedge positions (e.g., NYMEX and NYMEX "look-a-like" positions) through a broker and such a relationship would have required the Issuer to post initial margin as well as variation margin on a daily basis, based on the value of the Issuer's open positions. Posting initial margin and variation margin would have required cash borrowings to meet such requirements and as a result, the Issuer would have incurred interest on such borrowings. Accordingly, the Issuer views the hedge facility fee as a replacement fee for interest expense that would have been incurred had such a hedge facility not been in place. Based on these facts, the Issuer believes that the hedge facility fees meet the requirements under Rule 11-02(b)(6) of Regulation S-X and are properly included as a pro forma adjustment to interest expense.

3.
We have reviewed your response to comment 22 in our letter dated December 1, 2006 and the revisions to your disclosure. Please further revise your disclosure to clarify that the interest rate used to compute pro forma interest expense is LIBOR plus 7.5%. In this regard, please explain to us why the interest rate on the notes exceeds the interest rate on the bridge loan, which was LIBOR plus 5.25%. To the extent the debt rating received from Moody's was lower than anticipated, please also explain to us the effect of the rating on the pricing of the notes. In this regard, help us understand why the bridge loan would have produced higher pro forma interest expense as stated on page 41. Finally, explain to us in detail why you consider the disclosure of pro forma interest expense, assuming the financing of the acquisition with the bridge loan, to be relevant in a prospectus covering floating rate senior notes. If you still believe this information is useful, tell us the term of the bridge financing.

        The Issuer has complied with the Staff's comment by amending the disclosure on pages 39, 41, 43 and 45 of the prospectus regarding the interest rate used to calculate pro forma interest expense.

        The interest rate on the notes exceeds the interest rate on the bridge loan primarily due to a material weakness in the design and operation of our internal controls, which was identified by us and our independent auditors. The interest rate on the bridge loan was negotiated prior to the identification of our material weakness. The bridge loan interest rate was established assuming a B-rating with respect to the notes, with a low likelihood placed on receiving an ultimate rating of CCC+ on the notes. The actual debt rating received by the Issuer with respect to the notes was a CCC+, primarily as a result of the Issuer's material weakness.

        The disclosure on pages 41 and 43 of the prospectus should have stated that pro forma interest expense would have been higher by approximately $1,372 (which includes $3.3 million of charges pertaining to the write-off of costs of assumed aborted debt offering), had the pro forma financial information been prepared reflecting the financing of the SESCo acquisition with the proceeds from the bridge loan. Although the interest rate on the bridge loan was lower than the interest rate on the notes, the interest savings would have been offset by higher amortization of deferred financing fees and expenses, attributable to $3.3 million of fees and expenses relating to the offering of the original notes that would have been written off immediately assuming the bridge loan was used to finance the SESCo acquisition as opposed to the $3.3 million of fees and expenses being amortized over five years (i.e., the term of the notes) assuming the notes were utilized to finance the acquisition. Management concluded that it was in the best interest of the Issuer to include the disclosure regarding pro forma interest expense assuming the SESCo acquisition was financed by the bridge loan, as the bridge loan was actually used to finance such acquisition due to the fact that the offering of the original notes did not occur by August 1, 2006 as originally planned by management. After further consideration of this disclosure, management has determined that it is not necessary and has removed such disclosure throughout the prospectus.

Selected Historical Financial and Other Data of MxEnergy, page 44

4.
We have reviewed your response to comment 10 in our letter dated December 1, 2006 and the revisions to your disclosure. Your disclosure that "management uses Adjusted EBITDA when measuring the operating performance and liquidity of the business" does not sufficiently explain how you use the measure to conduct or evaluate your business. Please be advised that using a non-GAAP measure requires substantive economic consequences such as allocating resources, determining compensation incentives or other management action that result in the use of cash or other assets. In his regard, please disclose in greater detail how you use EBITDA and Adjusted EBITDA. You may want to provide us with specific examples. If you do not use the measures in such a manner, please remove the measures from your filing. Additionally, you did not address the portion of our comment regarding how you compensate for the limitations associated with the use of non-GAAP measures. As such, we reissue this portion of the comment. In this regard, we are not clear on how you compensate for including non-GAAP measures by relying primarily on GAAP results. If you rely on GAAP results, it is not clear as to why you present alternative measures. Please advise in detail.

        The Issuer has complied with the Staff's comment by revising the disclosure regarding Adjusted EBITDA to address the Staff's question as to how management uses the measure to conduct or evaluate the business. The revised disclosure appears on pages 47 and 55-56 of the prospectus.

Adjusted EBITDA, page 53

5.
We have reviewed your response to comment 32 in our letter dated December 1, 2006 and the revisions to your disclosure. As Adjusted EBITDA is also a measure of liquidity, please present cash flows from operating, investing and financing activities alongside it. See Question 12 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov.

        The Issuer has complied with the Staff's comment by including cash flows from investing and financing activities for all periods in which Adjusted EBITDA is presented. The additional disclosure appears on pages 48 and 57 of the prospectus.

Year Ended June 30, 2006 Compared with Year Ended June 30, 2005, page 56

6.
We have reviewed your response to comment 30 in our letter dated December 1, 2006 and the revisions to your disclosure. Please clarify for us the difference between the $2.3 million charge previously disclosed and the actual charge of $0.7 million now disclosed for fiscal 2006. Furthermore, we are not clear on why this is now a balanced presentation. In this regard, we believe your cost not to perform hedge accounting differs from the disclosed amount due to prior period amounts that would be reclassified from other comprehensive income to net income. If our understanding is incorrect please clarify it.

        The Issuer erroneously included the $2.3 million in the original filing of the Registration Statement (filed with the Commission on November 3, 2006). The $0.7 million disclosed in Amendment No. 1 to the Registration Statement (filed on January 17, 2007) represents the actual amount of settled hedges that were included in earnings during the period as a result of the Issuer's election not to perform hedge accounting. The Issuer has further clarified its disclosure regarding its election to not perform hedge accounting and the resulting impacts on the financial results for the periods under review, which disclosure appears on pages 58-62 of the prospectus.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

7.
We have reviewed your response to comments 43 and 44 in our letter dated December 1, 2006 and the revisions to your disclosure. Please explain to us in greater detail how the guaranteed markets, for which you record revenue at the time the commodity is consumed by the customer, differ from the Michigan LDCs, for which you record revenue upon delivery to the city gate.

        The Issuer sells natural gas to customers using the delivery systems of LDCs, many of which guarantee the Issuer's receivables. Except with respect to two Michigan LDCs, the Issuer recognizes revenue at the time the commodity (i.e., natural gas or electricity) is consumed by the customer. The Issuer recognizes revenue in the two Michigan LDCs at the time the commodity is delivered to the respective LDC "city gate" (i.e., to the LDC).

        The following table summarizes the various criteria of Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). The Staff believes that revenue generally is realized or realizable and earned when all of the criteria identified in the table below are met. The Issuer has also considered Financial Accounting Standards Board Statement of Financial Accounting Standard No. 48, Revenue Recognition When Right of Return Exists ("FAS 48"), to further support its revenue recognition policies regarding sales of natural gas, specifically in the two Michigan LDCs, and has included a discussion in the table below regarding how the Issuer complies with the criteria for revenue recognition under the provisions of FAS 48.

Authoritative Accounting Guidance	Michigan Markets (the "MMs")	Other Guaranteed Markets (the "GMs")
SAB 104
Persuasive evidence of an arrangement exists	Persuasive evidence of the arrangement existing between the MMs and the Issuer reside in the respective tariff for the MMs.	Persuasive evidence of the arrangement existing between the GMs and the Issuer reside in the respective tariff for the GMs.
Delivery has occurred or services have been rendered	Delivery has occurred upon delivery of the natural gas by the Issuer to the respective "city gate" of the MMs.	Delivery has occurred upon delivery of the natural gas by the Issuer to the "burner tip" (i.e., upon use by the end customer) of the end customer.
The seller's price to the buyer is fixed or determinable
	The seller's (i.e., the Issuer's) price to the buyer (i.e., the MMs) is determinable based on the sales prices entered into between the Issuer and the end consumer (i.e., the Issuer's respective customers) as communicated to the MMs and the rates as defined in the respective tariffs of the MMs.	The seller's (i.e., the Issuer's) price to the buyer (i.e., the end customer) is determinable based on the sales prices entered into between the Issuer and its respective customers.

Collectibility is reasonably assured
Collectibility is reasonably assured as the MMs are guaranteed markets that pay the Issuer within 30 days of delivery of natural gas to the respective "city gate" of the MMs, with no recourse to the Issuer for unpaid debts by customers to the MMs. Historically there have been no defaults by the MMs and the Issuer has no reason to believe that any defaults will occur in future periods.
Collectibility is reasonably assured as the GMs are guaranteed markets that establish customer billings based on actual usage or estimated usage every 30 days for all respective customers. The GMs pay the Issuer within 30 days of such customer billings, with no recourse to the Issuer for unpaid debts by customers to the GMs. See footnote 1 to this table for further information regarding the manner in which the Issuer collects on sales made to customers in the GM's.
FAS 48
The seller's price to the buyer is substantially fixed or determinable at the date of sale
The seller's (i.e., the Issuer's) price to the buyer (i.e., the MMs) is determinable based on the sales prices entered into between the Issuer and its respective customers as communicated to the MMs and the rates as defined in the respective tariffs of the MMs.
The seller's (i.e., the Issuer's) price to the buyer (i.e., the end customer) is determinable based on the sales prices entered into between the Issuer and its respective customers. See footnote 1 to this table for further information regarding the manner in which the Issuer collects on sales made to customers in the GMs.
The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product
The MMs are guaranteed markets that pay the Issuer within 30 days of delivery of natural gas to the respective "city gate" of the MMs, with no recourse to the Issuer for unpaid debts by customers to the MMs.
The GMs are guaranteed markets that establish customer billings based on actual usage or estimated usage every 30 days for all respective customers. The GMs pay the Issuer within 30 days of such customer billings, with no recourse to the Issuer for unpaid debts by customers to the GMs. See footnote 1 to this table for further information regarding the manner in which the Issuer collects on sales made to customers in the GMs.

The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product
The MM's obligation to the Issuer would not be changed in the event the natural gas delivered to the MMs is "lost" after the delivery of such natural gas to the MMs by the Issuer. Title of the natural gas passes to the MMs upon delivery of the natural gas to the "city gate" of the MMs and all risk of loss to the natural gas from that point in time rests with the MMs.
As title to the natural gas is transferred from the Issuer to the end customer at the "burner tip" of the end customer (i.e., upon use by the end customer), there can be no theft or physical destruction or damage of the product upon passage of title.

The buyer acquiring the product for resale has economic substance apart from that provided by the seller. This condition relates primarily to buyers that exist "on paper," that is, buyers that have few or no physical facilities or employees. It prevents enterprises from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue.
The MMs buying the natural gas from the Issuer have economic substance, as the MMs are buying such natural gas for ultimate delivery to the customers in its market. The MMs are operating entities, not paper entities, and are a vital economic party to the ultimate delivery of natural gas to the end customer in its market.
As title to the natural gas is transferred from the Issuer to the end customer at the "burner tip" of the end customer (i.e., upon use by the end customer), no buyer acquires the natural gas for resale.
The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
The seller (i.e., the Issuer) has no significant obligations for future performance at the time the natural gas is delivered to the MMs as the MMs are to resell the natural gas to the end customers. Prior to delivery of natural gas by the Issuer to the MM, the Issuer has obtained the customers and performed credit checks. The MMs pay the Issuer for natural gas delivered to the "city gate," but the MMs then need to ensure that such natural gas properly flows to the end customer. Such MMs then need to collect on such deliveries of natural gas, in order to recoup the amount previously paid to the Issuer.
As title to the natural gas is transferred from the Issuer to the end customer at the "burner tip" of the end customer (i.e., upon use by the end customer), performance is complete at the time revenue recognition occurs. Therefore, no buyer is acquiring the natural gas for resale. Therefore the seller has no obligations for future performance.

The amount of future returns can be reasonably estimated. Exchanges by ultimate customers of one item for another of the same kind, quality, and price (for example, one color or size for another) are not considered returns for purposes of this Statement.
The Issuer believes the estimate of any future returns would be immaterial. Based on the Issuer's history with the MMs, the amount of natural gas delivered over the twelve month period ended March 31, based on the MMs "flat load" schedule, has historically been in excess of the actual amount of natural gas utilized by the Issuer's customer during such corresponding twelve month period of time (i.e., the Issuer has delivered more gas under the "flat load" schedule than utilized by its customers) requiring the Issuer to repurchase certain amounts of natural gas. However over the past three years, the excess of the delivered volume of natural gas over the actual amount of natural gas consumed by the Issuer's customers, arose during the last quarter of deliveries of natural gas (i.e., the deliveries in the quarter ended March 31 of each year create the differential between total deliveries and actual customer usage). Based on the history to date, the Issuer expects that any such returns will continue to arise during the quarter ended March 31. See note 1 to this table for further information regarding the manner in which the revenue is recognized by the Issuer in the MMs.
As title to the natural gas is transferred from the Issuer to the end customer at the "burner tip" of the end customer (i.e., upon use by the end customer), there can be no returns of delivered natural gas.

        Note 1: On an annual basis, the MMs calculate an expected amount of natural gas that will be utilized by the Issuer's customer base. The MMs then provide the Issuer with a "flat load" delivery schedule, which requires the Issuer to deliver the total annual amount of natural gas expected to be utilized by the Issuer's customers evenly over a twelve month period. The MMs operate under a twelve month delivery period beginning April 1 and ending on March 31. The MMs adjust the annual amount of natural gas required to be delivered by the Issuer during the twelve month period based on changes in weather (i.e., the MMs decrease the required deliveries of natural gas by the Issuer based on changes in total estimated customer usage). In order for the Issuer to operate in the MMs, the Issuer must deliver natural gas volumes based on the demands of the MMs. At the end of the twelve months ended March 31, the MMs perform a volumetric balancing with the Issuer to settle any imbalances between the total amount of natural gas provided to the MMs during the twelve months ended March 31 and the actual usage of natural gas by the Issuer's customers. Such imbalance may require the Issuer to repurchase excess gas delivered. At the beginning of any twelve month period ended March 31, the Issuer expects that any imbalance settlements for such period will be immaterial to the financial results of the Issuer on both an annual and quarterly basis, based on our historical experience (i.e., adjusting the financial results for expected imbalance settlements would have impacted all respective line items by less than 1%). Accordingly, the Issuer has recorded any final imbalance adjustments in the fourth fiscal quarter of each of its prior fiscal years. The Issuer will continue to monitor any imbalance adjustments to ensure that material adjustments are recorded in the proper period.

Note 15. Condensed Consolidating Financial Information (Unaudited), page F-31

8.
Please provide audited condensed consolidating financial information for the same periods as the audited MxEnergy Holdings, Inc. financial statements. Refer to Rule 3-10(i)(2) of Regulation S-X.

        The Issuer has complied with the Staffs comment and Rule 3-10(i)(2) of Regulation S-X by including audited condensed consolidating financial information for all required periods.

Exhibits 5.1 and 5.2

9.
In Exhibits 5.1 and 5.2, counsel states that the opinion speaks of the date hereof and that it assumes no obligation to advise of any subsequent change of any kind. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

        Paul, Hastings, Janofsky & Walker LLP and Ruden, McClosky, Smith, Schuster & Russell, P.A. have complied with the Staff's comment by deleting from their respective opinions the statement that the opinion speaks as of the date hereof and counsel assumes no obligation to advise of any subsequent change of any kind. The revised opinions have been filed as Exhibits 5.1 and 5.2 to Amendment No. 2.

QuickLinks

SCHEDULE I Subsidiary Guarantors
MXENERGY HOLDINGS INC. REGISTRATION STATEMENT ON FORM S-4
MEMORANDUM OF MXENERGY HOLDINGS INC.'S (THE "ISSUER") RESPONSES TO COMMENTS OF THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION (THE "STAFF") CONVEYED IN A LETTER DATED FEBRUARY 7, 2007